Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

Mirati Therapeutics, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid	$6,006,415,349.39(1)(2)	0.0001476	$886,546.91(3)

Fees Previously Paid	$0		$0

Total Transaction Valuation	$6,006,415,349.39

Total Fees Due for Filing			$886,546.91

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$886,546.91
(1)	Aggregate number of securities to which transaction applies:

As of October 18, 2023, the maximum number of shares of our common stock, par value $0.001 per share, to which this transaction applies is estimated to be 87,810,684, which consists of:
(a)
70,137,637 shares of our common stock entitled to receive the per share merger consideration of up to $70.00 per share (the “aggregate per share merger consideration”), which consists of a $58.00 per share cash payment upfront and one contingent value right (“CVR”) that could result in an additional cash payment of $12.00 per share;

	(b)	5,238,434 shares of our common stock underlying outstanding and unexercised options that have an exercise price of less than $58.00 (an “In-the-Money Option”);
(c)
877,735 shares of our common stock underlying outstanding and unexercised options that have an exercise price that is equal to or greater than $58.00 and less than $70.00 (a “CVR In-the-Money Option”);

(d)
2,780,331 shares of our common stock underlying restricted stock units (including performance vesting restricted stock units that will vest upon the closing of the transaction) entitled to receive the aggregate per share merger consideration;

	(e)	49,000 estimated shares of our common stock that may be issued under the Company’s 2013 employee stock purchase plan prior to the closing of the transaction; and
	(f)	8,727,547 shares of our common stock underlying outstanding Company Warrants (as defined within the Schedule 14A).
(2)
Per unit price or other underlying value of transaction computed pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (set forth the amount on which the filing fee is calculated and state how it was determined):

Estimated solely for the purposes of calculating the filing fee, as of October 18, 2023, the underlying value of the transaction was calculated as the sum of:
	(a)	the product of 70,137,637 shares of our common stock and the aggregate per share merger consideration;
(b)
the product of 5,238,434 In-the-Money Options and $54.01, which is the difference between the aggregate per share merger consideration and the In-the-Money Options’ weighted-average exercise price of $15.99;

(c)
the product of 877,735 CVR In-the-Money Options and $5.56, which is the difference between the aggregate per share merger consideration and the CVR In-the-Money Options’ weighted-average exercise price of $64.44;

(d)	the product of 2,780,331 shares of our common stock underlying restricted stock units (including performance vesting restricted stock units that will vest upon the closing of the transaction) and the aggregate per share merger consideration;

(e)
the product of 49,000 estimated shares of our common stock that may be issued under Company’s 2013 the employee stock purchase plan prior to the closing of the transaction and the aggregate per share merger consideration; and

(f)
the product of 8,727,547 shares of our common stock underlying outstanding Company Warrants and $69.999, which is the difference between the aggregate per share merger consideration and the Company Warrants’ exercise price of $0.001.

(3)	In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.0001476.